Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) January 30, 2023 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of December 31, 2022:

•	138,691 shares
•	€534 070.18

During the second half of 2022, total trading was:

•	On the buy side: 1339,376 shares for a total amount of €5,332,876.57
•	On the sell side: 1360,706 shares for a total amount of €5,417,420.02

During this same period, the number of trades were:

•	On the buy side: 2,627
•	On the sell side: 2,681

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

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Its R&D pipeline covers five therapeutic areas via six independent programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD)/organic acidemia disorder (OAD) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris, France, Zurich, Switzerland, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations, potential synergies related to the acquisition of Versantis and our capacity to integrate its assets and develop its programs, and our continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form

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20-F filed with the SEC on April 29, 2022 and the 2022 Half-Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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APPENDIX H2 2022

	Buy side			Sell side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 627	1 339 376	5 332 876,57	2 681	1 360 706	5 417 420,02
01/07/20 22	18	2832	8 636,41	13	2469	7 579,59
04/07/20 22	15	2808	8 691,55	26	8288	25 737,37
05/07/20 22	26	7955	25 355,01	29	20374	65 398,59
06/07/20 22	16	4220	13 276,05	12	2554	8 074,20
07/07/20 22	6	1292	4 214,35	24	8899	28 843,38
08/07/20 22	2	353	1 147,97	3	353	1 155,01
11/07/20 22	23	4786	16 105,83	60	12921	44 025,39
12/07/20 22	94	20252	70 347,19	58	13230	46 243,87
13/07/20 22	42	10361	35 632,51	75	14935	51 843,11
14/07/20 22	51	7594	26 838,57	55	8492	30 277,12
15/07/20 22	24	5592	20 168,69	27	6489	23 669,94
18/07/20 22	9	1389	5 408,47	15	2212	8 634,27
19/07/20 22	27	8839	34 172,53	38	13773	54 079,10
20/07/20 22	24	7265	28 590,78	17	3085	12 212,57
21/07/20 22	34	8808	34 820,54	41	11812	46 866,87
22/07/20 22	32	22153	89 152,26	28	18909	76 315,28
25/07/20 22	12	14922	59 574,53	19	13427	53 899,65
26/07/20 22	31	11232	44 551,72	40	20028	80 002,82
27/07/20 22	19	10060	41 342,68	39	26415	108 378,27
28/07/20 22	26	9418	38 912,08	17	7242	30 148,74
29/07/20 22	17	12497	51 651,92	20	7914	32 974,57
01/08/20 22	1	1	4,10	3	1501	6 274,10

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02/08/20 22	9	6263	25 585,08	15	7001	28 751,16
03/08/20 22	5	1001	4 190,16	8	6174	26 306,37
04/08/20 22	1	1	4,30	10	2368	10 196,80
05/08/20 22	1	1	4,21	1	1	4,21
08/08/20 22	17	7348	32 226,71	44	17336	75 576,32
09/08/20 22	34	20558	90 621,14	65	25540	113 134,55
10/08/20 22	14	8158	36 494,73	17	11554	51 898,22
11/08/20 22	14	7576	34 673,02	40	22251	102 215,38
12/08/20 22	35	33277	155 164,19	22	13303	62 918,65
15/08/20 22	5	2353	10 456,73	4	2353	10 602,56
16/08/20 22	22	21578	95 969,67	16	7644	34 110,93
17/08/20 22	22	22619	100 329,00	51	26105	116 296,45
18/08/20 22	26	20650	91 952,66	39	20638	92 295,75
19/08/20 22	13	5807	26 015,34	25	9945	44 599,92
22/08/20 22	36	28559	126 375,37	43	19848	88 138,13
23/08/20 22	10	16492	71 930,24	27	19189	84 180,80
24/08/20 22	12	11909	52 188,66	27	17382	76 930,61
25/08/20 22	31	10729	48 265,79	6	7628	34 572,63
26/08/20 22	38	44327	192 992,68	34	16002	69 508,54
29/08/20 22	12	13951	58 307,65	23	13951	58 628,41
30/08/20 22	1	1	4,20	2	2693	11 590,57
31/08/20 22	10	3515	14 902,59	1	1	4,24
01/09/20 22	33	24865	102 788,38	5	2150	8 913,99
02/09/20 22	7	4293	17 648,42	34	19333	80 084,35
05/09/20 22	19	20428	82 590,12	6	3890	15 614,57
06/09/20 22	18	24973	102 387,67	53	40867	167 645,46
07/09/20 22	5	6561	26 954,80	29	25222	105 209,62
08/09/20 22	43	31387	130 644,08	38	19826	82 034,71

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09/09/20 22	12	10404	44 324,93	24	22838	97 386,75
12/09/20 22	18	12319	52 584,99	46	9844	42 208,64
13/09/20 22	19	15108	65 074,08	30	17848	77 190,62
14/09/20 22	14	7915	34 731,84	41	34226	153 756,47
15/09/20 22	46	37477	157 799,25	15	7870	33 027,27
16/09/20 22	38	19386	79 021,86	7	9608	39 669,71
19/09/20 22	15	10082	41 220,27	36	22125	90 601,06
20/09/20 22	27	15990	65 748,78	23	16552	68 650,63
21/09/20 22	80	30448	122 056,66	15	10434	41 632,01
22/09/20 22	54	32105	125 279,63	35	22489	87 974,88
23/09/20 22	60	29919	114 633,69	16	12423	47 510,51
26/09/20 22	51	13923	52 389,27	17	14149	53 597,74
27/09/20 22	1	1	3,79	18	10784	41 364,22
28/09/20 22	14	13249	49 988,03	26	16143	61 613,37
29/09/20 22	17	17488	66 805,18	18	11149	42 489,89
30/09/20 22	30	21589	80 660,81	30	20170	75 931,90
03/10/20 22	25	11454	43 148,41	26	16250	61 858,59
04/10/20 22	1	1	3,85	7	6532	25 796,50
05/10/20 22	18	12767	49 687,55	1	1	4,00
06/10/20 22	5	4844	18 736,65	10	7218	28 068,37
07/10/20 22	13	8500	33 185,00	26	27500	107 755,09
10/10/20 22	26	18069	69 895,02	18	8563	32 920,96
11/10/20 22	25	5001	19 368,90	23	16007	62 603,86
12/10/20 22	22	18812	74 025,73	5	1097	4 322,17
13/10/20 22	20	8222	32 145,19	33	11629	45 869,37
14/10/20 22	19	4723	19 220,49	16	9909	40 368,53
17/10/20 22	17	3953	16 180,75	16	7571	31 231,06
18/10/20 22	32	15666	64 248,53	11	5963	24 598,95

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19/10/20 22	30	18424	72 980,23	12	5078	20 011,61
20/10/20 22	27	13956	53 614,74	27	10136	39 044,83
21/10/20 22	31	6437	24 646,12	6	4061	15 629,64
24/10/20 22	21	8927	34 293,22	26	10423	40 186,91
25/10/20 22	6	5534	21 938,91	24	10985	43 633,67
26/10/20 22	15	6559	26 531,41	14	6559	26 662,57
27/10/20 22	25	9306	37 840,19	28	12558	51 282,53
28/10/20 22	22	8654	34 898,81	6	3833	15 480,18
31/10/20 22	8	5134	20 559,61	13	6708	27 035,49
01/11/20 22	16	6687	26 819,27	8	2657	10 709,87
02/11/20 22	16	9156	36 412,91	17	6373	25 412,77
03/11/20 22	31	13140	51 341,18	4	1217	4 804,74
04/11/20 22	16	8883	33 606,06	6	2694	10 288,20
07/11/20 22	6	4274	16 123,65	19	9755	37 131,68
08/11/20 22	22	9262	35 095,54	4	2670	10 107,16
09/11/20 22	5	2707	10 244,60	2	2	7,59
10/11/20 22	10	5406	20 415,75	16	7883	30 006,96
11/11/20 22	32	11846	45 522,04	13	7410	28 538,92
14/11/20 22	26	17701	68 097,67	12	32875	127 390,75
15/11/20 22	8	4189	15 875,70	26	32539	123 603,57
16/11/20 22	11	4883	18 515,64	3	1246	4 712,41
17/11/20 22	14	6556	24 580,92	2	1181	4 407,54
18/11/20 22	11	3634	13 447,77	10	21514	80 055,49
21/11/20 22	9	3692	13 660,40	15	4494	16 689,22
22/11/20 22	20	9455	34 165,67	14	5709	20 715,99
23/11/20 22	8	1448	5 177,80	8	2543	9 154,80
24/11/20 22	4	2088	7 550,53	10	3266	11 877,50
25/11/20 22	8	2469	8 812,20	8	3414	12 265,45

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28/11/20 22	17	6652	23 726,33	12	4409	15 798,01
29/11/20 22	29	8255	28 724,97	11	2460	8 542,89
30/11/20 22	13	3523	12 079,07	8	3174	10 975,81
01/12/20 22	26	4382	14 985,55	9	4288	14 728,95
02/12/20 22	19	5893	19 979,66	13	7217	24 661,19
05/12/20 22	24	8564	29 405,80	23	10534	36 427,04
06/12/20 22	33	15052	50 880,54	7	2236	7 456,83
07/12/20 22	14	6888	22 855,03	13	9278	30 970,32
08/12/20 22	15	4492	14 844,38	9	4029	13 402,93
09/12/20 22	19	8043	27 280,14	21	11612	39 335,34
12/12/20 22	32	14821	49 336,65	26	6077	20 165,40
13/12/20 22	14	5973	19 831,02	8	5186	17 330,36
14/12/20 22	10	3008	10 003,81	5	2203	7 375,64
15/12/20 22	15	6955	22 895,89	8	3478	11 511,50
16/12/20 22	19	8737	28 556,32	13	5761	18 910,91
19/12/20 22	5	1818	6 017,70	11	2741	9 105,47
20/12/20 22	9	4328	14 206,66	10	5404	17 861,21
21/12/20 22	9	3835	12 733,23	17	9080	30 470,95
22/12/20 22	8	2851	10 016,56	28	8461	29 468,95
23/12/20 22	12	4147	14 576,48	39	8935	31 654,68
27/12/20 22	15	4797	17 336,21	12	7717	28 046,38
28/12/20 22	15	7509	28 079,05	24	9089	33 821,51
29/12/20 22	11	4830	18 456,14	38	13505	51 951,61
30/12/20 22	25	10392	40 868,37	30	11640	45 997,31

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